SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 26TH, 2012

DATE, TIME AND PLACE: On April 26th, 2012, at 9:00am, at the head offices of TIM Participações S.A. (“Company”), in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Stefano de Angelis, Andrea Mangoni, Oscar Chiccetti, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian e Carmelo Furci, either in person or by means of audio-conference, as provided in paragraph 2, section 25 of the Company’s By-laws.The meeting was also attended by the Chairman of the Company’s Statutory Audit Committee, Mr. Alberto Emmanuel Carvalho Whitaker, and by Messrs. Claudio Zezza, Chief Financial Officer, Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, Lorenzo Federico Zanotti Lindner, Chief Operations Officer, Antonino Ruggiero, Wholesale Officer, José Maurício Bacellar, Press Relation and Sustainability Officer, Paolo Stoppaccioli, Chief Human Resources Officer, and Jaques Horn, Legal Officer and Secretary, along with Mr. Rogerio Takayanagi, TIM Fiber’s Officer, representative of PricewaterhouseCoopers (“PwC”), independent auditors of the Company, Mr. Sergio Zamora, and the representative of Deloitte, Mr. José Paulo Rocha.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) Report of the Board of Directors’ interest about the activities carried out by the Internal Control and Corporate Governance Committee and by the Compensation Committee; (2) To resolve on the distribution of the compensation approved in the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012; (3) To resolve on the quarterly information report (“ITRs”) of the first quarter of 2012; (4) To resolve on the capital increase of Intelig Telecomunicações Ltda.; (5) To acknowledge about the 4G’s auction; (6) To acknowledge about the progress of negotiations concerning the replacement of the lease agreement, now in force, of the property where is installed the Polo Industrial de Santo André, into a surface right agreement; and (7) Other matters related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the matters included in the agenda and the related material, which shall be filed in the Company`s headquarters, the Board Members resolved, by unanimous decision, to: (1) Acknowledge the activities carried out by the Internal Control and Corporate Governance Committee, in the meeting held on March 21st, 2012. The meeting of Compensation Committee, initially scheduled to hold today, shall be held at a future date, which will be defined by the members of referred committee; (2) Approve the distribution, among the Board Members, of the compensation of the Board of Directors approved in the Annual and Extraordinary Shareholders’ Meeting held on April 11th, 2012, according to the material filed in the Company`s headquarters. Shall be recorded hereby that Messrs. Luca Luciani, Andrea Mangoni, Stefano de Angelis and Oscar Chiccetti expressly waived to their compensation; (3) Approve, based on the information furnished by the Company, the Statutory Audit Committee and the independent auditors, the ITRs of the Company, dated as of March 31st, 2012. Such reports were subject to a limited revision by the independent auditors of the Company, PwC. The board members declared their satisfaction and congratulated the Board of Officers for the results reached by the Company in this quarter; (4) Authorize the capital increase of Intelig Telecomunicações Ltda. (“Intelig”) by means of which the Company shall subscribe and pay, in national currency, for seven hundred and sixty-two million, seven hundred and ninety-eight thousand, seven hundred and seventy-eight (762.798.778) quotas, in a face value of one Real (R$ 1,00) each, totalizing seven hundred and sixty-two million, seven hundred and ninety-eight thousand, seven hundred and seventy-eight Reais (R$ 762.798.778,00); (5) Acknowledge about the terms and conditions of the envisaging 4G’s public tender; (6) Acknowledge the progress of negotiations concerning the replacement of the lease agreement, now in force, of the property where is installed the Polo Industrial de Santo André, into a surface right agreement, as well as the beginning of the auditing works related to the original lease agreement of such property; and (7) Regarding the other subjects of general interest to the Company, the Board Members acknowledged the report of the Company’s media exposure, as of first quarter of 2012.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members. Directors: Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Stefano de Angelis, Andrea Mangoni, Oscar Chiccetti, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian e Carmelo Furci.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), April 26th, 2012.

JAQUES HORN Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 27, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.